IMAGE METRICS, INC.

1918 Main Street, 2nd Floor

Santa Monica, California 90405

January 9, 2013

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mary Beth Breslin

Re:     Image Metrics, Inc. (the "Company")

           Registration Statement on Form S-1 (No. 333-170250)

Ladies and Gentlemen:

On behalf of the Company, we hereby request that the above-referenced Registration Statement be withdrawn at this time. The Registration Statement was not previously declared effective by the staff of the Commission and no securities were sold pursuant to such Registration Statement. The Company’s decision to withdraw the Registration Statement was based on the current volatility in the equity market toward public offerings of emerging-growth companies.

In accordance with Rule 477 under the Securities Act of 1933, as amended, and certain telephone interpretations of the staff, the Company respectfully requests that the registration filing fee previously paid in connection with the Registration Statement be carried forward and taken into account in any subsequent Securities Act filing.

Please do not hesitate to contact me, if you have any questions regarding this letter.

Very truly yours,

/s/ Ron Ryder

Ron Ryder